Exhibit 99.3

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IT IS ORDERED as set forth below:

Date: December 19, 2012
Paul W. Bonapfel
U.S. Bankruptcy Court Judge

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	: CHAPTER 11
:
CDC CORPORATION,	: CASE NO. 11-79079
:
Debtor.	: JUDGE BONAPFEL

ORDER PURSUANT TO RULE 9019(a) OF THE FEDERAL RULES OF BANKRUPTCY PROCEDURE: (1) AUTHORIZING AND APPROVING A SETTLEMENT AGREEMENT RESOLVING DISPUTES BETWEEN DEBTOR, THE EQUITY COMMITTEE, EVOLUTION PARTIES, AND DEFENDANT PARTIES IN RELATED LITIGATION; (2) AUTHORIZING AND APPROVING A SETTLEMENT AGREEMENT BETWEEN DEBTOR, THE EQUITY COMMITTEE, AND DIRECTOR AND OFFICER AND OTHER PARTIES; AND (3) AUTHORIZING RELEASE OF EVOLUTION RESERVE AND LITIGATION EXPENSE RESERVE

This matter is before the Court on the Motion for Entry of an Order Pursuant to Rule 9019(a) of the Federal Rules of Bankruptcy Procedure: (1) Authorizing and Approving a Settlement Agreement Resolving Disputes Between Debtor, the Equity Committee, Evolution Parties, and Defendant Parties in Related Litigation; (2) Authorizing and Approving a Settlement Agreement Resolving Disputes Between Debtor, the Equity Committee, and Director and Officer and Other Parties; and (3) Authorizing the Release of the Evolution Reserve and the Litigation Expense Reserve (the “Motion”). All capitalized terms used but not defined herein shall have the meanings given to them in the Settlement Agreements (as defined below), and should the terms of the Motion and Settlement Agreements differ, the Settlement Agreements shall control.

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The Court has considered the Motion and the matters reflected in the record of the hearing held on the Motion. It appears that the Court has jurisdiction over this proceeding; that appropriate and sufficient notice of the Motion has been given; that this is a core proceeding; that the relief sought in the Motion is in the best interests of Debtor, the estate, and the creditors and interest holders; and that good and sufficient cause exists for such relief.

Accordingly, it is hereby ORDERED as follows:

1. The Motion is GRANTED.

2. The settlement agreement by and between the Debtor, the Committee, the Evolution Parties, CDC Software, Wong Chung Kiu (a.k.a. C.K. Wong), Yip Hak Yung (a.k.a. Peter Yip), Asia Pacific Online Limited (a.k.a. Asia Pacific On-line Limited), Ch’ien Kuo Fung (a.k.a. Raymond Ch’ien), Francis Kwok-Yu Au, Donald L. Novajosky, Monish Bahl, Thomas M. Britt III, Wong Kwong Chi (a.k.a. Simon Wong), and Wang Cheung Yue (a.k.a. Fred Wang) (the “Evolution Settlement Agreement”) is approved.

3. The settlement agreement by and between the Debtor, the Committee, CDC Software, Wong Chung Kiu (a.k.a. C.K. Wong), Yip Hak Yung (a.k.a. Peter Yip), Asia Pacific Online Limited (a.k.a. Asia Pacific On-line Limited), Ch’ien Kuo Fung (a.k.a. Raymond Ch’ien), Francis Kwok-Yu Au, Donald L. Novajosky, Monish Bahl, Thomas M. Britt III, Wong Kwong Chi (a.k.a. Simon Wong), and Wang Cheung Yue (a.k.a. Fred Wang) (the “Side Agreement” and, together with the Evolution Settlement Agreement, the “Settlement Agreements”) is approved.

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4. The Evolution Settlement Agreement and the Side Agreement are interdependent and together constitute the settlement and compromise approved hereunder pursuant to Bankruptcy Rule 9019.

5. Debtor is authorized and directed to execute the Settlement Agreements and to take any and all actions as may be reasonably necessary and appropriate to consummate the settlements described therein.

6. The release of the Evolution Reserve and the Litigation Expense Reserve in accordance with and subject to the provisions of the Evolution Settlement Agreement is approved.

7. This order and the Settlement Agreements are binding on the Bankruptcy Estate and the signatory parties’ successors and assigns, any Chapter 7 or 11 trustee at any time hereafter appointed, the Liquidation Trust, Liquidation Trustee, and any plan administrator.

8. This Order is effective upon entry and is not stayed under Bankruptcy Rule 6004(h); and

9. The Court shall retain jurisdiction to hear and determine all matters arising from the implementation of this Order.

[END OF DOCUMENT]

Prepared and presented by: LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A. Counsel for Debtor

/s/ James C. Cifelli
James C. Cifelli
Georgia Bar No. 125750 jcifelli@lcsenlaw.com
3343 Peachtree Road, NE, Ste. 550 Atlanta, GA 30326 (404) 262-7373 / Fax (404) 262-9911

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Identification of parties to be served:

Office of the United States Trustee, 362 Richard B. Russell Federal Building, 75 Spring Street, SW, Atlanta, GA 30303

James C. Cifelli, Lamberth, Cifelli, Stokes, Ellis & Nason, P.A., 3343 Peachtree Road NE, East Tower, Suite 550, Atlanta, GA 30326

Jeffrey W. Kelley, Troutman Sanders, LLP, 600 Peachtree Street, NE, Suite 5200, Atlanta, GA 30308-2216

Aaron M. Zeisler, Satterlee Stephens Burke & Burke, LLP, 230 Park Avenue, 11th Floor, New York, NY 10169

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